Global X Funds
605 Third Avenue, 43rd Floor
New York, NY 10158
November 26, 2024

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303
Attention: Ms. Alison White, Esq.

Re:     Global X Funds

File No. 333-151713, 811-22209

Dear Ms. White:

On behalf of Global X Funds (the “Registrant” or the “Trust”) and its series, the Global X U.S. Electrification ETF (the “Fund”) included in Post-Effective Amendment No. 804, (the “Amendment”) to the Registrant’s registration statement on Form N-1A (the “Registration Statement”), below you will find the Registrant’s responses to the comments that you had conveyed to the undersigned on October 24, 2024 with regard to the Amendment. The Amendment was filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 19, 2024, pursuant to the Investment Company Act of 1940, as amended (the "1940 Act"), and Rule 485(a)(2) under the Securities Act of 1933, as amended (the “Securities Act”).
Below we have summarized your comments, in italics, and presented the Registrant’s response to each comment. Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Registration Statement.

SUMMARY PROSPECTUS
1.Comment: Please provide the Staff with a copy of the white paper discussing the methodology for the Underlying Index and a list of the Underlying Index’s current or anticipated top ten holdings. In addition, please identify each holding’s geographic exposure and basis for inclusion in the Underlying Index.

Response: The requested white paper and list of top ten holdings has been provided under separate cover. Regarding each holding’s geographic exposure, the Registrant notes that the Underlying Index requires a company to be listed in the United States and generate a portion of its revenue within the United States. Additional bases for inclusion in the Underlying Index are described further in the revised “PRINCIPAL INVESTMENT STRATEGIES” disclosed in the response to Comment #6.

U.S. Securities and Exchange Commission
Attention: Ms. Alison White, Esq.
November 26, 2024

2.Comment: Please provide the Staff with a completed copy of the fee table and expense example prior to the effectiveness of the post-effective amendment to the Fund’s Registration Statement.

Response: The Registrant has completed the Fund’s fee table and expense example, which are included below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):

Management Fees:	0.50%
Distribution and Service (12b-1) Fees:	None
Other Expenses:[1]	0.00%
Total Annual Fund Operating Expenses:	0.50%

1 Other Expenses are based on estimated amounts for the current fiscal year.

Example: The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. This example does not take into account customary brokerage commissions that you pay when purchasing or selling Shares of the Fund in the secondary market. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

One Year	Three Years
$51	$160

3.Comment: In the section of the Fund’s Prospectus titled, “PRINCIPAL INVESTMENT STRATEGIES,” please include a brief statement regarding the Underlying Index’s overall investment thesis, including disclosure explaining Electrification, why Electrification is an important theme, and how the Underlying Index is designed to benefit from the theme. Please also ensure that the risk disclosure in the section titled, “SUMMARY OF PRINCIPAL RISKS,” addresses various risks associated with the theme, including natural disasters, orphaned assets, demographic or economic growth-related changes, and other areas that may impact usage.

Response: The Registrant has revised the section of the Fund’s Prospectus titled, “PRINCIPAL INVESTMENT STRATEGIES,” to state: “‘Electrification’ refers to the increase and expansion of

U.S. Securities and Exchange Commission
Attention: Ms. Alison White, Esq.
November 26, 2024

electric power generation and delivery.” Moreover, the Fund’s principal investment strategy provides examples of business activities involved in electrification in the Conventional Electricity, Alternative Electricity, and Grid Infrastructure and Smart Grid Technologies bullet points.

The Registrant respectfully declines to include disclosure regarding the importance of Electrification as a theme and how the Underlying Index is designed to benefit from Electrification, as such disclosure is not required by Form N-1A. Disclosure regarding the Fund’s principal investment strategies is governed by Item 9 of Form N-1A, which requires the disclosure of the principal investment strategies that the Fund will use and the types of securities that the Fund will invest in; Item 4 of Form N-1A requires a summary of how the Fund intends to achieve its investment objectives by identifying the Fund’s principal investment strategies, including the types of securities in which the Fund invests or will invest principally and any policy to concentrate in securities of issuers in a particular industry or group of industries. The Registrant believes that the proposed disclosure satisfies these requirements. For these reasons, the Registrant respectfully declines to make the requested disclosure changes.

With respect to specific risk disclosure in the “SUMMARY OF PRINCIPAL RISKS” section of the Fund’s Prospectus, the Registrant notes that the risk disclosure titled, “Associated Risks Related to Investing in Electrification Companies,” addresses the risk of natural disasters as well as economic-growth and changes in government policies.

Further, the Registrant has revised “Associated Risks Related to Investing in Electrification Companies” under the “A FURTHER DISCUSSION OF PRINCIPAL RISKS” section of the Prospectus as follows:

Conventional Electricity companies are also affected by the levels and volatility of global commodity prices, capital expenditures on exploration and production, energy conservation efforts, the prices of alternative fuels, exchange rates and technological advances. Conventional Electricity companies may also operate in countries with less developed regulatory regimes or a history of expropriation, nationalization or other adverse policies. These companies also face a risk of significant civil liability from accidents resulting in injury or loss of life or property, pollution or other environmental mishaps (e.g., from orphaned wells), equipment malfunctions or mishandling of materials, and a risk of loss from terrorism or other natural disasters. Any such event could have serious consequences for the general population of the area affected and result in a material adverse impact on the Fund’s portfolio securities and the performance of the Fund. Companies in the oil, gas and consumable fuels industry can be significantly affected by the supply of and demand for specific products and services, weather conditions, exploration and production spending, government regulation, world events and general economic conditions.
…

U.S. Securities and Exchange Commission
Attention: Ms. Alison White, Esq.
November 26, 2024

The volatility of energy commodity prices can indirectly affect certain Electrification Companies due to the impact of prices on the volume of commodities transported, processed, stored or distributed. Further, changes in demographics or economic growth can affect the demand for, and success of, conventional or alternative electricity, as well as the technology created to support the development of the smart grid.

4.Comment: Please confirm that the Fund has adopted written policies and procedures reasonably designed to ensure that the Underlying Index holdings are in line with its name.

Response: The SEC promulgated new guidance to index funds (including index-based exchange traded funds) as part of its amendments to Rule 35d-1 under the 1940 Act. Pursuant to this new guidance, the Commission stated that, “consistent with rule 38a-1, index funds should generally adopt and implement written policies and procedures reasonably designed to ensure that indexes selected by a fund do not have materially misleading or deceptive names themselves.” The compliance date for the amendments to Rule 35d-1 and this related guidance is December 10, 2025 for larger entities such as the Registrant.

The Registrant acknowledges this guidance and notes supplementally that it intends to adopt such written policies and procedures in advance of the December 10, 2025 compliance date.

5.Comment: Please consider explaining what some of the more obscure energy sources are, such as biomass-fired power, gravity-based, flywheel, etc.

Response: In the “Associated Risks Related to Investing in Electrification Companies” disclosure in the section of the Fund’s Prospectus titled, “A FURTHER DISCUSSION OF PRINCIPAL RISKS,” the Registrant has added the below explanations of the various energy sources:

Alternative Electricity includes, among other things, cleaner energy sources such as wind, solar, low-carbon hydrogen, and biomass-fired power (an energy production method that involves burning organic material “Biomass” as the fuel source for electricity production), as well as other technology solutions, such as small modular nuclear reactors (a more compact type of nuclear reactor that is designed to be scalable, lower in cost, and offer more flexible energy solutions).

Grid Infrastructure and Smart Grid Technologies includes, among other things, the expansion and modernization of power grid infrastructure (e.g. high-voltage direct current (HVDC) transmission infrastructure) and the development, manufacturing, and implementation of the infrastructure, technologies, and systems that transport electricity and enhance the electrical grid, such as electrical components, energy storage

U.S. Securities and Exchange Commission
Attention: Ms. Alison White, Esq.
November 26, 2024

technologies, electric vehicle charging equipment, and smart meters. Energy storage is the process of capturing energy and storing it for later dissemination to the grid, which can play a crucial role in managing supply and demand in energy systems, ensuring grid resilience and improving the efficiency of non-traditional, cleaner energy sources. Examples include compressed air (where electricity is used to compress and store air, which can later be released to power a generator and produce electricity), flywheel (where electricity is used to spin a heavy object or disk up to high speeds, which can later be slowed by a generator to produce electricity), and gravity-based (where electricity can be used to raise a heavy object, which can later be lowered to power a generator and produce electricity).

ADDITIONAL INFORMATION ABOUT THE FUNDS

6.Comment: In Item 9 of the Fund’s Prospectus, please consider providing examples of Electrification. Please also note that much of the information regarding the Underlying Index is missing.

Response: The section of the Fund’s Prospectus titled, “PRINCIPAL INVESTMENT STRATEGIES” and the risk factor “Associated Risks Related to Investing in Electrification Companies” under “A FURTHER DISCUSSION OF PRINCIPAL RISKS” as revised in the response to Comment #5 above, explains “electrification” and provides examples of business activities involved in electrification in the Conventional Electricity, Alternative Electricity, and Grid Infrastructure and Smart Grid Technologies bullet points.

With respect to the Underlying Index, the Registrant has updated the section, as well as other associated sections, as follows:

The Underlying Index is, as presently constituted, designed to ~~provide exposure to equity securities listed in~~ track the performance of U.S. listed~~, that provide exposure to~~ companies domiciled in developed markets and ~~that are~~ involved in electrification. ~~conventional and alternative electricity generation, transmission, and distribution and technological solutions, as well as the development of grid infrastructure and smart grid technologies (collectively, "Electrification Companies"). “Electrification Companies” are those companies that derive at least 50% of their revenues from one or more of the following business activities, in aggregate, within the U.S., as determined by the Index Administrator:~~ “Electrification” refers to the increase and expansion of electric power generation and delivery. In constructing the Underlying Index, the Index Administrator first identifies FactSet industries and business segments related to electrification. FactSet is a leading financial data provider that maintains a comprehensive structured taxonomy designed to offer precise classification of global companies and their

U.S. Securities and Exchange Commission
Attention: Ms. Alison White, Esq.
November 26, 2024

individual business units. Companies within these industry and business segments, as of the selection date, are further reviewed by the Index Administrator on the basis of revenue.

•Conventional Electricity: Companies primarily engaged in the generation, transmission, and distribution of electricity using traditional energy sources such as fossil fuels (e.g., coal, natural gas, and oil) and nuclear power, that deliver electricity to residential, commercial, and industrial customers.

•Alternative Electricity: Companies ~~that~~ primarily engaged in generating electricity from non-traditional, cleaner energy sources (e.g., wind, solar, low-carbon hydrogen, and biomass-fired power~~, etc.~~)~~, energy storage (e.g., batteries, compressed air, flywheel, gravity-based, and other energy storage technologies)~~, as well as other technology solutions (e.g., small modular nuclear reactors).

•Grid Infrastructure and Smart Grid Technologies: Companies primarily engaged in the expansion and modernization of power grid infrastructure (e.g., high-voltage direct current (HVDC) transmission infrastructure~~, etc.~~), as well as the development, manufacturing, and implementation of the infrastructure, technologies, and systems that transport electricity and enhance the electrical grid, such as electrical components, energy storage devices (e.g., batteries, compressed air, flywheel, gravity-based, and other energy storage technologies), electric vehicle charging equipment, smart meters, etc.

~~In constructing the Underlying Index, the Index Administrator first identifies FactSet Industries related to these business activities. FactSet is a leading financial data provider that maintains a comprehensive structured taxonomy designed to offer precise classification of global companies and their individual business units. Companies within these FactSet Industries, as of the selection date, are further reviewed by the Index Administrator on the basis of revenue related to electrification. Electrification converts a device or process that relies on non-electric energy into one powered by electricity ("Electrification").~~

To be considered for inclusion in the Underlying Index, companies must generate at least 50% of their revenue from the U.S., as determined by the Index Administrator. If a company derives revenue from multiple sub-themes, the company’s sub-theme classification will generally be determined by the sub-theme representing the highest portion of revenue for the company relative to the other sub-themes. For the Conventional Electricity sub-theme, companies must derive at least 75% of their revenues from one or more of the stated business activities of the sub-themes, in aggregate, to be eligible for inclusion (however, a constituent company may remain in the Underlying Index to the extent that it derives at least 50% of its revenue from one or more of the stated business activities of the sub-themes, in aggregate). For the Alternative Electricity and Grid

U.S. Securities and Exchange Commission
Attention: Ms. Alison White, Esq.
November 26, 2024

Infrastructure and Smart Grid Technologies sub-themes, companies must derive at least 50% of their revenues from one or more of the stated business activities of the sub-themes, in aggregate, to be eligible for inclusion.

Additionally, for the Grid Infrastructure and Smart Grid Technologies sub-theme, companies that derive between 25% and 50% of their revenues from one or more of the stated business activities from this sub-theme only, are also eligible for inclusion (collectively, “Diversified Grid Infrastructure and Smart Grid Technologies Companies”).

To be a part of the eligible universe of the Underlying Index, companies must meet certain minimum market capitalization and liquidity criteria, as defined by the Index Administrator. In order to be eligible for initial inclusion in the Underlying Index, as of November 8, 2024, companies must have a minimum market capitalization of $200 million and an average daily turnover for the last 6 months greater than or equal to $2 million. As of November 8, 2024, only companies listed in the U.S. were eligible for inclusion in the Underlying Index, and companies domiciled in the following developed markets, as defined by the Index Administrator, were eligible for inclusion in the Underlying Index: Australia, Austria, Belgium, Canada, Denmark, Finland, France, Germany, Hong Kong, Ireland, Israel, Italy, Japan, Luxemburg, Netherlands, New Zealand, Norway, Portugal, Singapore, South Korea, Spain, Sweden, Switzerland, United Kingdom and the United States. In addition, ADRs are eligible for inclusion in the Underlying Index.

The Underlying Index is weighted according to a “modified” capitalization weighting methodology and is reconstituted and re-weighted on a semi-annual basis. The modified capitalization weighting seeks to weight constituents based on their “free-float” market capitalization subject to caps on the weights of the individual securities. Free-float market capitalization measures a company’s market capitalization discounted by the percentage of its shares readily available to be traded by the general public in the open market (“free float”). At each rebalance, the maximum weight of a company is capped at 4%. In addition, Diversified Grid Infrastructure and Smart Grid Technologies Companies category is subject to an aggregate weight cap of 10% at each semi-annual rebalance. Modified capitalization weighting is expected to limit the Fund’s exposure to the largest market capitalization companies in the Underlying Index. The Underlying Index may include large-, mid- or small-capitalization companies; however, the Underlying Index is not required to reflect any one or all market capitalizations. As of November 8, 2024, the Underlying Index had 47 constituents. The Fund's investment objective and Underlying Index may be changed without shareholder approval.

...
The Fund concentrates its investments (i.e., holds 25% or more of its total assets) in a particular industry or group of industries to approximately the same extent that the Underlying Index is

U.S. Securities and Exchange Commission
Attention: Ms. Alison White, Esq.
November 26, 2024

concentrated. As of November 8, 2024, the Underlying Index was concentrated in the Electric Utilities industry and had significant exposure to the Utilities sector. The Fund is classified as “non-diversified,” which means it may invest a larger percentage of its assets in a smaller number of issuers than a diversified fund.

7.Comment: Given that the Adviser and the Index Provider are affiliated, please provide the Staff with the basis for your statement that the Fund may concentrate to the same extent as the Underlying Index. The Staff notes that the facts do not fall within the facts of the First Australia Fund No-Action letter dated July 29, 1999, and as stated in SEC Rel. No. IC-9011 (Oct. 30, 1975), freedom of action to concentrate has been considered by the staff to be prohibited by the Act unless the statement of investment policy unless clearly stated when and under what conditions decision to be concentrated or not concentrated will be made.

Response: As a preliminary matter, the Registrant respectfully submits that the Staff’s citation to the First Australia Fund no-action letter (pub. avail. Jul. 29, 1999) (the “Letter”) is misplaced.  The Staff cites the Letter seemingly to support a view that a passively managed index fund must track an unaffiliated underlying index in order to have a concentration policy that permits an index fund to concentrate (or not concentrate) to the same extent as its underlying index. The Registrant believes this reading of the Letter is incorrect.

The Letter is an interpretation of the statutory language contained in Section 8(b)(1) as applied to an actively managed closed-end fund reserving freedom of action to concentrate (or not concentrate) by investing up to 35% of its total assets in an industry that represented over 20% of its benchmark index. As a preliminary matter, a registrant’s failure to meet the representations of a no-action letter tailored to a narrow fact scenario does not otherwise preclude a registrant’s satisfaction of its statutory obligations where the facts at hand differ from that of the Letter. Said differently, the Letter is one approach out of many approaches that potentially satisfy the requirements of Section 8(b)(1) of the 1940 Act unless the registrant has a substantially identical fact pattern as in the Letter.1 the Fund’s facts (described further below) are quite different from those in the Letter.

Further the Staff has noted in a different context that when an entity can make a particular representation contained in a no-action letter, doing so may allow the Staff “to conclude with a degree of certainty” that the proposed course of conduct is consistent with a provision of the 1940 Act at issue.2 But when a condition “is not a statutory requirement, however, failure to comply with it would not autom
1     See the Letter (“Our position is based on the facts and circumstances set forth in your letter. Any different facts and circumstances may require different conclusions.”).
2     See Cornish & Carey, SEC No-Action Letter (pub. avail. Jun. 21, 1996) (noting that a condition contained in Section 3(c)(1) look-through letters is not required to be met in order to comply with the provisions of the 1940 Act.)

U.S. Securities and Exchange Commission
Attention: Ms. Alison White, Esq.
November 26, 2024

atically” cause a fund to be “in violation of the [1940] Act.”3 As such, even if the Fund’s concentration policy does not fit within the Letter, it may (and does) nonetheless fit within the statutory parameters of Section 8(b)(1).

Section 8(b)(1) of 1940 Act requires registered investment companies to file a registration statement that contains (as pertinent here):

A recital of the policy of the registrant in respect of each of the following types of activities, such recital consisting in each case of a statement whether the registrant reserves freedom of action to engage in activities of such type, and if such freedom of action is reserved, a statement briefly indicating, insofar as is practicable, the extent to which the registrant intends to engage therein: … (E) concentrating investments in a particular industry or group of industries; (emphasis added).

Since 1941, the Staff has interpreted Section 8(b)(1) as requiring:

that the registrant need only briefly indicate, "insofar as is practicable, the extent to which the registrant intends" to [concentrate investments]. To the extent that specification is practicable, however, it is the duty of the [registered investment] company to furnish statements of policy or intention which are specific, precise and informative.4

Although this interpretation was issued in 1941, the most recent public pronouncements of the Staff of the Division of Investment Management fully endorse this interpretation.5

The Registrant submits that the Fund’s concentration policy, to the extent that it reserves freedom of action to concentrate, does so in a manner that is “specific, precise and informative.” The concentration policy notes that the Fund will not be concentrated with one exception: when the underlying index that the Fund tracks concentrates, so too will the Fund. This statement is specific, precise, and informative. In fact, the Staff appears to tacitly acknowledge this fact because its comment does not question the wording of the policy itself; it only questions whether the policy is appropriate for a self-indexed ETF. Respectfully, the affiliation status of the underlying index does not cause the wording to cease being specific, precise and informative. Lastly, unlike the fact scenario contained in the Letter, the Fund does not seek to provide the Adviser additional discretion or flexibility in how the Fund shall be concentrated relative to the underlying index.

3     Id.
4     Investment Company Act Rel. No. 167 (July 23, 1941) (emphasis added).
5     See BlackRock Multi-Sector Income Trust, SEC No-Action Letter (pub. avail. July 8, 2013); Morgan Stanley Mortgage Securities Trust, SEC No-Action Letter (pub. avail. July 8, 2013).

U.S. Securities and Exchange Commission
Attention: Ms. Alison White, Esq.
November 26, 2024

The Registrant acknowledges the Staff’s citation to SEC Rel. No. IC-9011 (Oct. 30, 1975) which states:

The freedom of action to concentrate pursuant to management’s investment decision has been considered by the staff to be prohibited by the Act unless the statement of investment policy clearly indicates when and under what conditions any changes between concentration and non-concentration would be made.

The Registrant believes that this statement supports its position, as the Fund’s concentration policy “clearly indicates when and under what conditions any changes between concentration and non-concentration would be made.” If the underlying index is concentrated, the Fund is concentrated; if the underlying index is not concentrated, the Fund is not concentrated. The Registrant believes this concentration policy does “clearly indicate [ ] when and under what conditions any changes between concentration and non-concentration would be made.”

The Registrant believes that the Staff’s implicit concern is less about the requirements of Section 8(b)(1)—which relates only to the flexibility provided by the language of the concentration policy itself—and more about the requirements of Section 13(a)(3) of the 1940 Act, i.e., a concern that an investment adviser to a self-indexed fund may be tempted to manipulate the extent to which the underlying index is concentrated in order to indirectly change the extent to which the Fund is concentrated without obtaining the requisite shareholder approval for a change in the Fund’s concentration policy. While this may be the Staff’s concern, the Commission does not share it.
In the adopting release to Rule 6c-11 under the 1940 Act, the Commission acknowledged historic concerns “regarding the ability of an affiliated index provider to manipulate an underlying index to the benefit or detriment of a self-indexed ETF.”6  The Commission noted that notwithstanding these concerns, it “agree[d] with the commenters who stated that the existing federal securities laws adequately address any special concerns that self-indexed ETFs present, including the potential ability of an affiliated index provider to manipulate an underlying index to the benefit or detriment of a self-indexed ETF.”  It noted “that portfolio transparency combined with existing requirements should be sufficient to protect against the abuses addressed in exemptive applications of ETF sponsors that either use affiliated index providers or create their own indexes.”  To the extent a risk exists of an “end run” around the requirements of Section 13(a)(3)—an assertion the Registrant would strongly contest7—
6     Exchange-Traded Funds, SEC Rel. No. IC-33646, n.62 (Sept. 26, 2019).
7     The idea that an investment adviser to a passively managed ETF would be inclined to change an index in order to cause a fund to become concentrated or unconcentrated is a curious one. An investment adviser of an actively managed fund—like the adviser in the Letter—might have an incentive to change from concentrated to unconcentrated and back again in order to attempt to beat the underlying index. In contrast, an adviser to a passively managed index fund only seeks to match the underlying index, whatever that underlying index might be, and regardless of whether or not it might be concentrated at any given point. There is no need for the adviser to manipulate the underlying index to facilitate the fund beating the underlying index, because beating the underlying index is not the objective of a passively managed index fund.

U.S. Securities and Exchange Commission
Attention: Ms. Alison White, Esq.
November 26, 2024

the Registrant believes the firewalls between the Adviser and the underlying index provider (which are required by ETF exchange listing standards) and the Registrant’s vigorous compliance policies (which are required by Rule 38a-1under the 1940 Act and Rule 206(4)-7 under the Investment Advisers Act of 1940, as amended) are—as the Commission noted—“sufficient to protect against the [potential] abuses addressed in exemptive applications of ETF sponsors that either use affiliated index providers or create their own indexes.”  As such, the Adviser does not have the ability to change the Underlying Index’s methodology.

Finally, the Registrant respectfully submits that the Staff’s comment is inconsistent with, and deviates from, established industry practice going back to 2006, when the very first index-based ETFs utilizing an affiliated index provider were launched. During the review of these very first self-indexed ETFs, the Division of Investment Management’s disclosure staff specifically questioned those funds’ concentration policies,8 which contained the following language: “To the extent that a Fund's underlying Index concentrates (i.e., holds 25% or more of its total assets) in the securities of a particular industry or group of industries, a Fund may concentrate its investments to approximately the same extent as its Index.” 9 After presumably evaluating the issue, the Staff accelerated and declared that registration statement effective with this policy in place, unchanged.10 In the intervening 18 years, self-indexed ETFs have adopted similar concentration policies. The Registrant is aware of at least one, more recent instance in which a similar comment was raised by the Staff, declined by the registrant, and the registration statement was nonetheless declared effective with a concentration policy similar to the Fund’s policy.11

In light of this long history of usage and acceptance, the Registrant submits that to the extent the comment represents a change in the Staff’s position, that change is more appropriately handled in
8     See Correspondence with the SEC staff regarding WisdomTree Trust ("Trust") (SEC File No. 333-132380) dated May 25, 2006. https://www.sec.gov/Archives/edgar/data/1350487/000113322806000337/filename1.txt
9     See Pre-effective amendment No. 2 on Form N-1A filed by WisdomTree Trust on June 6, 2006. https://www.sec.gov/Archives/edgar/data/1350487/000113322806000356/form_n-1a.txt
10     See Notice of Effectiveness dated June 12, 2006 related to WisdomTree Trust. https://www.sec.gov/Archives/edgar/data/1350487/999999999506000275/xslEFFECTX01/primary_doc.xml
11     Pre-Effective Amendment No. 1 on Form N-1A filed by ASYMmetric ETF Trust on Feb. 12, 2021 (https://www.sec.gov/Archives/edgar/data/1833032/000138713121002287/asym-n1aa_021221.htm), and Correspondence with the SEC staff regarding ASYMmetric ETF Trust (SEC File No. 333-250955) (https://www.sec.gov/Archives/edgar/data/1833032/000138713121002295/filename1.htm)

U.S. Securities and Exchange Commission
Attention: Ms. Alison White, Esq.
November 26, 2024

public guidance applicable to all funds, and ideally would be subject to public notice and comment, rather being implemented on an ad hoc basis in the registration statement review process.

For all of the foregoing reasons, the Registrant respectfully submits that its Fund’s concentration policy, as presently drafted, is compliant with Section 8(b)(1) and respectfully declines the Staff’s comment.

8.Comment: With respect to “Capitalization Risk—Small-Capitalization Companies Risk” in the section of the Fund’s Prospectus titled, “A FURTHER DISCUSSION OF PRINCIPAL RISKS,” the Staff notes the disclosure states “[t]he Fund may invest a significant percentage of its assets in small-capitalization companies.” If the Fund may invest a significant percentage of its assets in small-capitalization companies, please make corresponding revisions in the Item 4 disclosure of the Fund’s principal investment strategies.

Response: The Registrant notes that the Underlying Index may include large-, mid- or small-capitalization companies; however, the Underlying Index is not required to reflect any one or all market capitalizations, as stated in the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES.” The Fund’s exposure to small cap companies is not expected to be significant, and the Registrant has accordingly updated the disclosure as follows:

The Fund may invest a ~~significant percentage~~ portion of its assets in small-capitalization companies.

9.Comment: With respect “Focus Risk—Risks Related to the Energy Sector” disclosure in the section of the Fund’s Prospectus titled, “A FURTHER DISCUSSION OF PRINCIPAL RISKS,” the Staff notes the disclosure references companies in emerging markets and emerging market countries. Please advise the Staff on why emerging markets are referenced in this disclosure or revise the Fund’s Item 4 principal investment strategies risk disclosure accordingly.

Response: The Registrant has removed this risk from the Fund’s Prospectus, as the Fund is not currently expected to focus its investments in the Energy Sector.

10.Comment: With respect to “Focus Risk—Risks Related to the Industrial Sector” disclosure in the section of the Fund’s Prospectus titled, “A FURTHER DISCUSSION OF PRINCIPAL RISKS,” the Staff notes the disclosure references aerospace and defense companies. Please advise the Staff on why these companies are referenced in this disclosure or revise the Fund’s Item 4 principal investment strategies risk disclosure accordingly.

Response: The Registrant removed this risk from the Fund’s Prospectus, as the Fund is not currently expected to focus its investments in the Industrials Sector.

U.S. Securities and Exchange Commission
Attention: Ms. Alison White, Esq.
November 26, 2024

11.Comment: With respect to “Risks Associated with Exchange-Traded Funds—Authorized Participants Concentration Risk” in the section of the Fund’s Prospectus titled, “A FURTHER DISCUSSION OF PRINCIPAL RISKS,” the Staff notes the disclosure references the defined term “Exchange,” but such term has not been previously defined.

Response: The Registrant has replaced the defined term “the Exchange” with “the Fund’s exchange.”

12.Comment: In the section of the Fund’s Prospectus titled “FUND MANAGEMENT,” under the subheading “Approval of Advisory Agreement,” please note that discussion regarding the basis for a board of trustee’s approval of an advisory agreement is now required to be included in a fund’s Form N-CSR filings and not in the semi-annual report and annual report to shareholders.

Response: The Registrant has revised its disclosure accordingly.

STATEMENT OF ADDITIONAL INFORMATION

13.Comment: In the “INVESTMENT RESTRICTIONS” section of the Fund’s Statement of Additional Information, with respect to the Fund’s concentration policy, the Staff reiterates its comment that that the fact that the Adviser and Index Provider are affiliated does not fall within the facts of the First Australia No-Action Letter and statements in SEC Rel. No. IC-9011.

Response: Please see the Registrant’s response to Comment #7 above.

Please do not hesitate to contact me at (646) 716-3239 if you have any questions or wish to discuss any of the responses presented above.

Respectfully submitted,

/s/ Jasmin M. Ali
Jasmin M. Ali, Esq.